UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Vishay Intertechnology, Inc.

(Name of Issuer)

Common Stock, par value$0.10 per share

(Title of Class of Securities)

928298 10 8

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No 928298 10 8

1.	NAME OF REPORTING PERSONS DNB Asset Management AS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,425,031
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,425,031
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,031 (see Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No 928298 10 8

Item 1.	(a).	Name of Issuer:

Vishay Intertechnology, Inc.

	(b).	Address of Issuer’s Principal Executive Offices:

63 Lancaster Avenue Malvern, PA 19355

Item 2.	(a).	Name of Person Filing:

DNB Asset Management AS

	(b).	Address of Principal Business Office, or if None, Residence:

Dronning Eufemias Gate 30, 0191 Oslo, Norway

	(c).	Citizenship:

Citizenship is set forth in Row 4 of the cover page for the Reporting Person and is incorporated herein by reference.

	(d).	Title of Class of Securities:

Common Stock, par value 0.10 per share.

	(e).	CUSIP Number:

928298 10 8

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

2,425,031 shares

(b)	Percent of class:

1.9% deemed beneficially owned

(c)	Number of shares as to which DNB Asset Management AS has:

(i) Sole power to vote or to direct the vote	2,425,031,

(ii) Shared power to vote or to direct the vote	0,

(iii) Sole power to dispose or to direct the disposition of	2,425,031,

(iv) Shared power to dispose or to direct the disposition of	0.

DNB Asset Management AS (“DNB”) is the investment manager of a number of funds and managed accounts and is deemed to be interested in voting rights in the issuer by virtue of the investment management relationship.

DNB disclaims beneficial ownership of these securities except to the extent of management fees, performance fees or other fees received from the funds and managed accounts with DNB is the investment manager and has discretionary investment power over the securities held by each of these funds and managed accounts.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2023
(Date)

DNB ASSET MANAGEMENT AS

By:	/s/ Mathilde Nordby Jensen
(Signature)

Mathilde Nordby Jensen, Head of Trading
(Name/Title)